Exhibit 3

GARY R. HEMINGER ANNOUNCES PLAN TO RETIRE FROM MARATHON PETROLEUM
IN 2020 AFTER 45 YEARS
Will retire after 2020 Annual Shareholders’ Meeting, fulfilling pledge to serve out extended term

FINDLAY, Ohio, Oct. 31, 2019 – Gary R. Heminger, Chairman and Chief Executive Officer of Marathon Petroleum Corporation (NYSE: MPC), today announced his plan to retire from MPC, where he has served as president and CEO since the company’s spin-off from Marathon Oil in June 2011, and as chairman and CEO since 2016. He has also served as chairman and CEO of MPLX GP LLC since 2012.

Lead Independent Director James E. Rohr said: “On behalf of the Board of Directors, I am grateful to Gary for his distinguished and successful leadership of this great company, for which he has earned the unqualified and unanimous support of the board. We thank him also for his commitment to the board's request that he remain on for extended service following the announcement of the Andeavor combination to ensure the successful integration of the two companies." Mr. Heminger’s retirement will come two full years after the announcement of the transaction.

Under Mr. Heminger’s leadership, the company has continued to create value for shareholders. Since 2011, the company has delivered returns of 323%, outstripping the 183% growth of the S&P 500 over the same period, and returned nearly $21 billion to shareholders. As CEO, Mr. Heminger has headed several transformative acquisitions, resulting in Marathon Petroleum’s current position amongst the highest performers in the refining, retail and midstream segments of the industry.

“I am very proud of the management team with whom I have served over the years", said Mr. Heminger, "and I thank them for their dedication, loyalty, and diligence that has fueled the steady growth of the company. Their expertise, and the commitment to superior execution by everyone at Marathon Petroleum, has resulted in MPC being considered one of the very best operators in the industry today”.

The board has appointed a committee, led by Edward G. Galante, that will consider internal and external candidates to succeed Mr. Heminger. A nationwide search is currently under way.

Concurrent with Mr. Heminger’s MPC retirement, he will also retire from MPLX GP LLC, the general partner of MPLX LP (NYSE: MPLX).

Mr. Heminger joined Marathon in 1975 and his experience spans more than four decades in a range of business groups and functions. As vice president of Business Development he was integral to the formation of Marathon Ashland Petroleum in January 1998, and was named senior vice president, Business Development in 1999. In January 2001, he was appointed executive vice president, Supply, Transportation and Marketing and, subsequently, president of Marathon Ashland Petroleum LLC, in September 2001. In addition, he was named executive vice president – Downstream of Marathon Oil Corporation and served as a member of Marathon’s Executive Committee. Mr. Heminger was appointed president and chief executive officer of Marathon Petroleum Corporation on July 1, 2011, and elected Chairman of the board in 2016. Under Mr. Heminger’s leadership, Marathon Petroleum was honored by Forbes magazine as the Best Employer of 2015.

Mr. Heminger earned a bachelor's degree in accounting from Tiffin University and a master's degree in business administration from the University of Dayton, Ohio; he is also a graduate of the Wharton School Advanced Management Program at the University of Pennsylvania. Mr. Heminger is a member of the Oxford Institute for Energy Studies; past chairman of the Board of Trustees of Tiffin University; and was recently elected Chairman of the Board of Trustees of The Ohio State University. He sits on the Boards of Directors and Executive Committees of the American Petroleum Institute (API) and American Fuel & Petrochemical Manufacturers (AFPM), and also on the Boards of Directors of Fifth Third Bancorp and PPG Industries, Inc.

About Marathon Petroleum Corporation
Marathon Petroleum Corporation (MPC) is a leading, integrated, downstream energy company headquartered in Findlay, Ohio. The company operates the nation’s largest refining system with more than 3 million barrels per day of crude oil capacity across 16 refineries. MPC’s marketing system includes branded locations across the United States, including Marathon brand retail outlets. Speedway LLC, an MPC subsidiary, owns and operates retail convenience stores across the United States. MPC also owns the general partner and majority limited partner interest in MPLX LP, a midstream company which owns and operates gathering, processing, and fractionation assets, as well as crude oil and light product transportation and logistics infrastructure. More information is available at www.marathonpetroleum.com.

Investor Relations Contacts: (419) 421-2071
Kristina Kazarian, Vice President, Investor Relations
Taryn Erie, Manager, Investor Relations
Doug Wendt, Manager, Investor Relations

Media Contacts:
Hamish Banks, Vice President, Communications (419) 421-2521
Jamal Kheiry, Manager, Communications (419) 421-3312

Important Additional Information
MPC, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from MPC shareholders in connection with the matters to be considered at MPC’s 2020 Annual Meeting. MPC intends to file a proxy statement with the SEC in connection with any such solicitation of proxies from MPC shareholders. MPC shareholders are encouraged to read any such proxy statement and accompanying white proxy card when they become available as they will contain important information. Information regarding the ownership of MPC’s directors and executive officers in MPC shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with MPC’s 2020 Annual Meeting. Information can also be found in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the SEC, and Current Reports on Form 8-K filed with the SEC. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by MPC with the SEC for no charge on the

SEC website, MPC’s website at https://www.marathonpetroleum.com/Investors/ or by contacting MPC’s Investor Relations office.